JCDecaux

04010102

04 FEB 25 AM 7:21

82-34631

SUPPL

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Communication Extérieure

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Neuilly-sur-Seine, 23rd February 2004

File ~~82-5247~~
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached a notice published in the French "Bulletin des Annonces Légales Obligatoires" in relation to JCDecaux's revenues for 2003.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

Stéphanie Hartanérot
Legal Department
Head of the Stock Market / Corporate Law Department

dw 2/26

Enc.

— IT Link System, détenue à 99,42 % par IT Link ;
— Webtiss Technologies, créée en 1999 et détenue à 99,9 % par IT Link ;
— Webtiss Consulting, créée en 1999 et détenue à 100 % par IT Link ;
— Ipsis, acquise par IT Link au premier trimestre 2000 et détenue à 100 % par IT Link ;
— Keysafe, créée en juillet 2001 et détenue à 99,9 % par IT Link.

59546

JCDECAUX SA

Société anonyme à directoire et conseil de surveillance au capital de 3 378 284,27 €.
Siège social : 17, rue Soyer, 92200 Neuilly-sur-Seine.
307 570 747 R.C.S. Nanterre.

Chiffres d'affaires comparés.
(En millions d'euros.)

1°) Comptes consolidés :

	2003					2002					Variances				
	Premier trimestre (Au 31/03/03)	Deuxième trimestre (Au 30/06/03)	Troisième trimestre (Au 30/09/03)	Quatrième trimestre (Au 31/12/03)	12 mois (Cumul au 31/12/03)	Premier trimestre (Au 31/03/02)	Deuxième trimestre (Au 30/06/02)	Troisième trimestre (Au 30/09/02)	Quatrième trimestre (au 31/12/02)	12 mois (Cumul au 31/12/02)	Premier trimestre 2003/2002	Deuxième trimestre 2003/2002	Troisième trimestre 2003/2002	Quatrième trimestre 2003/2002	Année 2003/2002
Mobilier Urbain	191,5	216,6	182,5	246,3	837,0	198,8	218,4	182,7	240,4	840,3	−3,7 %	−0,8 %	−0,1 %	2,5 %	−0,4 %
Affichage	96,7	118,2	97,3	115,4	427,6	93,2	125,0	104,6	119,8	442,6	3,8 %	−5,5 %	−7,0 %	−3,7 %	−3,4 %
Transport	64,7	70,5	68,0	76,0	279,2	66,6	77,9	70,0	80,4	294,8	−2,8 %	−9,5 %	−2,9 %	−5,4 %	−5,3 %
Total groupe	352,9	405,3	347,8	437,7	1543,8	358,6	421,3	357,3	440,6	1 577,7	−1,6 %	−3,8 %	−2,7 %	−0,6 %	−2,2 %

Le chiffre d'affaires consolidé du groupe JCDecaux SA se situe en baisse de − 2,2 %.

A périmètre et taux de change constants, la croissance interne du groupe est de + 1,3 %, se décomposant en + 1,4 % sur l'activité Mobilier Urbain, − 0,1 % sur l'activité Affichage et + 3,2 % sur l'activité Transport.

2°) Comptes sociaux :

	2003					2002					Variances				
	Premier trimestre (Au 31/03/03)	Deuxième trimestre (Au 30/06/03)	Troisième trimestre (Au 30/09/03)	Quatrième trimestre (Au 31/12/03)	12 mois (Cumul au 31/12/03)	Premier trimestre (Au 31/03/02)	Deuxième trimestre (Au 30/06/02)	Troisième trimestre (Au 30/09/02)	Quatrième trimestre (Au 31/12/02)	12 mois (Cumul au 31/12/02)	Premier trimestre 2003/2002	Deuxième trimestre 2003/2002	Troisième trimestre 2003/2002	Quatrième trimestre 2003/2002	Année 2003/2002
Total	136,9	140,7	123,3	150,1	551,0	143,7	151,1	130,4	152,7	577,9	−4,7 %	−6,9 %	−5,4 %	−1,7 %	−4,7 %

59566

KEYRUS

Société anonyme au capital de 3 424 071 €.
Siège social : 64 *bis*, rue la Boëtie, 75008 Paris.
400 149 647 R.C.S. Paris.

Chiffres d'affaires comparés.

	2003	2002
Premier semestre	22 506 271	19 458 494
Troisième trimestre	11 796 506	9 852 230
Quatrième trimestre	13 462 050	11 039 972
Chiffre d'affaires annuel	47 764 827	40 350 696

59381

LACROIX S.A.

Société anonyme à directoire et conseil de surveillance au capital de 10 000 000 €.
Siège social : 8, impasse du Bourrelier, 44800 Saint-Herblain.
855 802 815 R.C.S. Nantes.

Chiffres d'affaires comparés.
(En milliers d'euros.)

	2003/2004	2002/2003
Société-mère :		
Premier trimestre (1er octobre au 31 décembre)	189	207
Groupe consolidé :		
Premier trimestre (1er octobre au 31 décembre)	42 628	44 775

59396

LAGARDERE ACTIVE BROADCAST

Société anonyme monégasque au capital de 24 740 565 €.
Siège social : 57, rue Grimaldi, MC 98000 Monaco.
R.C.I. Monaco 56 S 448.
Exercice social : du 1er janvier au 31 décembre.

Chiffre d'affaires provisoire (hors taxes).
(En milliers d'euros.)

	2003	2002
Société-mère :		
Premier trimestre (1er janvier au 31 mars)	13 312	14 050